WF Holding Limited

Lot 3893, Jalan 4D, Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

September 23, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Nicholas O’Leary

Re:	WF Holding Ltd Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted August 15, 2024 CIK No. 0001980210

Ladies and Gentlemen:

We hereby submit the responses of WF Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 26, 2024, providing the Staff’s comments with respect to the Company’s draft Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Draft Registration Statement on Form F-1

Principal Shareholders, page 59

1.	We note your revised footnote 4 that Lew Capital Private Limited holds 9,062,400 ordinary shares of your company. However, we also note your revised footnote 6 that Lew Capital Private Limited holds 8,807,400 ordinary shares of your company. Please revise to resolve this discrepancy. In addition, please disclose in an appropriate location the family relationship between Chee Hoong Lew and Chee Seong Lew.

Response: We have revised footnote 4 to refer to the correct number of shares held by Lew Capital Private Limited. We have also revised footnote 3 to disclose the family relationship between Chee Hoong Lew and Chee Seong Lew.

Related Party Transactions, page 60

2.	We note your revisions to bullets 7 and 8 in response to prior comment 6. Please also revise bullets 1 through 4 to provide the information as of the date of the document. Refer to Item 7.B of Form 20-F.

Response: We have revised bullets 1 through 4 to provide the information as of the date of the document.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin (Qixiang) Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101).

Sincerely,

WF Holding Limited

By:	/s/ Chee Hoong Lew
Chee Hoong Lew
Chief Executive Officer

cc: Kevin (Qixiang) Sun, Esq.